FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item		Page
Item 1.	Announcement of Change of Director	3
	Signatures	4

Item 1. Announcement of Change of Director
Holders of the Class C common stock of Claxson Interactive Group, Inc. (the “Company”), who have the right pursuant to the Company’s Amended and Restated Articles of Association to elect four persons to the Company’s Board of Directors and fill any Class C designee vacancies, have appointed Steven Bandel to serve as a Director of the Company effective as of April 7, 2006 (the “Effective Date”). Mr. Bandel is the President and Chief Operating Officer of the Cisneros Group of Companies. Mr. Bandel will replace Ana Teresa Arismendi as a Director who has resigned from the Company’s Board effective as of the Effective Date.
It has not yet been determined on which committees of the Company’s Board of Directors Mr. Bandel will serve.
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. ——————————————————— (Registrant)
Date: April 11, 2006	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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